Item 2. Acquisition or Disposition of Assets

                           HAMPTON POINTE APARTMENTS
                          Charleston, South Carolina

     On March 31, 1998, Cornerstone Realty Income Trust, Inc. (together with its subsidiary, CRIT-NC, LLC, the "Company") purchased the Hampton Pointe Apartments, a 304-unit apartment complex having an address of 1916 Sam Rittenberg Boulevard, Charleston, South Carolina (the "Property").

     The seller, Hampton Pointe Properties, was affiliated with the Company. The purchase price was $12,225,000. At closing, the entire purchase price was borrowed under the Company's unsecured line of credit. Title to the Property was conveyed to the Company by limited warranty deed.

     LOCATION. The following information is based in part upon information provided by the Charleston Chamber of Commerce.

     The Charleston Metropolitan Statistical Area ("MSA") is comprised of Charleston, Berkeley and Dorchester Counties. The approximate population of the MSA is 570,000. Charleston County has approximately 330,000 residents, approximately 85,000 of which are in the city limits.

     The principal economic factors in the region are distribution and port facilities, tourism, medical services and the military.

     The Port of Charleston is the leading container cargo port in the southeast and on the entire east coast ranks second only to the combined ports of New York and New Jersey. BMW and NUCOR are two recent examples of companies that rely on the Port of Charleston.

     Tourism is a major factor in the area, with approximately five million visitors annually. Tourist attractions include the historic district of Charleston, beaches, golf courses, and restaurants. It is estimated that the total economic impact of the tourist industry in the region is approximately $1.5 billion annually, accounting for approximately 34,000 jobs and approximately 14% of the total work force.

     Charleston is the home to the Medical University of South Carolina, which accounts for approximately 7,500 jobs. A total of approximately 16,000 persons are employed in the region's 10 hospitals and medical facilities.

     The United States Navy employs approximately 7,800 people in the region in installations such as Charleston Naval Weapons Station, Naval Hospital and Naval Command, Control and Ocean Surveillance Center in Service Engineering, East Coast Division. In addition, the Charleston Air Force Base employs over 5,400 people. From 1989 to 1996, naval employment in the region dropped from 21% to 3% of total jobs. However, the region experienced a concurrent increase in jobs in other sectors.

     The overall unemployment rate in the region is currently approximately 5%.

     The Property is listed in the West Ashley region of Charleston. The immediate area consists of other multi-family housing, commercial and retail development and single-family housing. The Property is located near major shopping centers, schools and churches and is accessible from Interstate 26 and Mark Clark Expressway. Charleston's largest mall, the Citadel Mall, is located less than one mile from the Property and has four major anchor stores and approximately one million square feet of space. The Property is an approximately 15-minute drive from the College of Charleston, downtown Charleston, the airport and the beach.

     DESCRIPTION OF THE PROPERTY. The Property consists of 304 garden-style apartments located in 19 two-story buildings on approximately 20 acres of land. The Property was constructed in 1986.

     The Company believes that the Property has generally been well maintained and is generally in good condition. However, the Company has budgeted approximately $912,000 for repairs and improvements including clubhouse renovation, re-siding of all building exteriors and window replacement.

     The Property offers four different unit types. The unit mix and rents being charged new tenants as of June 1998 are as follows:

                                                APPROXIMATE
                                                 INTERIOR        MONTHLY
 QUANTITY                 TYPE                SQUARE FOOTAGE     RENTAL
----------   -----------------------------   ----------------   --------

64           One bedroom, one bathroom               750          $510
64           One bedroom, one bathroom               900           560

                                                APPROXIMATE
                                                 INTERIOR        MONTHLY
 QUANTITY                 TYPE                SQUARE FOOTAGE     RENTAL
----------   -----------------------------   ----------------   --------

88           Two bedrooms, two bathrooms           1,175           650
88           Two bedrooms, two bathrooms           1,200           675


     The apartments provide a combined total of approximately 314,000 square feet of net rentable area.

     Leases at the Property are for terms of one year or less. Average rental rates for the past five years have generally remained constant or increased. As an example, a two-bedroom, two-bathroom apartment (1,175 square feet) rented for $585 in 1993, $585 in 1994, $585 in 1995, $600 in 1996, and $650 in 1997. The
average effective annual rental per square foot at the Property for 1993, 1994, 1995, 1996 and 1997 was $6.39, $6.39, $6.39, $6.55, and $7.10, respectively.

     The buildings are wood frame construction on concrete slabs. The buildings have pitched roofs with asphalt shingles. Exteriors are cedar lap siding.


     The Property has two outdoor swimming pools, a Jacuzzi, two lighted tennis courts, a sand volleyball court, a fitness center, a putting green, picnic areas, a car wash area with vacuum, and a laundry facility. The Property also has a large clubhouse with an entertainment area, kitchenette and leasing office. There is ample paved parking.


     Apartments units have wall-to-wall carpeting in the living areas and vinyl floors in the kitchen and baths, as well as cable television hook-ups and individually controlled heating and air conditioning units. Each unit has miniblinds, walk-in closets, full-sized washer/dryer connections, a wood-burning fireplace and a sun room or patio. Each kitchen is equipped with a refrigerator/freezer, electric range and oven, dishwasher and garbage disposal. The owner of the Property supplies cold water, sewer service and trash removal. The tenants pay for their electricity usage, which includes air conditioning, cooking and lights, and for gas usage, which includes heat and hot water.


     There are at least six apartment properties in the area that compete with the Property. All offer similar amenities and generally have rents that are comparable to those of the

Property. Based on a recent telephone survey, the Company estimates that occupancy in nearby competing projects averaged approximately 96% at May 31, 1998. One of the competing properties, Westchase Apartments, is also owned by the Company.

     According to information provided by the seller, physical occupancy at the Property averaged approximately 72% in 1993, 73% in 1994, 85% in 1995, 95% in 1996 and 98% in 1997. On May 31, 1998, the Property was 98% occupied. The tenants are a mix of white-collar and blue-collar workers, students and retired persons.

     The 1997 real estate taxes applicable to the Property were calculated as assessed value times 6% times $0.3181, plus a solid waste tax of $63 per apartment unit. The real estate taxes for 1997 were calculated to be $158,576. The assessed value was $8,699,800. The basis of the depreciable residential real property portion of the Property (currently estimated at about $10,973,281) will be depreciated over 27.5 years on a straight line basis. The basis of the personal property portion will be depreciated in accordance with the modified accelerated cost recovery system of the Code.

     The Company believes that the Property is and will continue to be adequately covered by property and liability insurance.

     MATERIAL  FACTORS  CONSIDERED  IN  ASSESSING  THE  PROPERTY.   The  factors
considered by the Company to be relevant in evaluating the Property for acquisition by the Company included the following:

     1. The Company believes that the Charleston, South Carolina area will experience continued strong economic development and steady population increase, owing to a strong, diversified economy characterized by at least four major employment factors (port facilities, tourism, medical facilities and the military), and that such development and increase will support stable occupancy rates and reasonable increases in rents at the Property.

     2. Based upon an engineering report and its own inspections, the Company believes that the Property is in good condition.

     3. The Property is conveniently located and proximate to area employers and shopping.

     4.  The Company is familiar with the Charleston, South Carolina market.

         The Company is not aware of any material adverse factors relating to the Property not set forth in this report that would cause the financial information contained in this report not to be necessarily indicative of future operating results.


              PINNACLE RIDGE (formerly Edgewood Knoll) APARTMENTS
                           Asheville, North Carolina

         On March 31, 1998, the Company purchased the Edgewood Knoll Apartments, a 168-unit apartment complex having an address of 600 Merrimon Avenue, Asheville, North Carolina (the "Property"). The Company purchased the Property from a seller (R.B.R. & S.T., a North Carolina limited partnership) which was unaffiliated with the Company. The purchase price was $5,750,000, all of which was borrowed on an interim basis under the Company's unsecured line of credit. Title to the Property was conveyed to the Company by limited warranty deed. The Company has changed the name of the Property to "Pinnacle Ridge Apartments."

         LOCATION. The following information is based in part upon information provided by the Asheville Chamber of Commerce.

         The Property is located in North Carolina, in the City of Asheville and Buncombe County, which collectively have a population of approximately 250,000. Asheville is located approximately 115 miles from Charlotte, North Carolina, and 65 miles from Greenville, South Carolina.

         The City of Asheville and Buncombe County are represented by a number of nationally recognized companies and organizations in the health care, education and manufacturing sectors. Some of the major employers in the area include Champion International (a manufacturer of paper and paperboard), GE Lighting Systems, Westinghouse Electric and ITT Automotive. In addition, Memorial Mission Hospital and St. Joseph Hospital are major area employers.

     The major highways serving the area are Interstates 40, 26 and 240. The Asheville Regional Airport is centrally located within the metropolitan area and is approximately 20 miles from the Property. Also, Asheville is home to the University of North Carolina at Asheville, with an enrollment of approximately 3,200 students.

         The property is located on Merrimon Avenue, in the north section of Asheville, within the city limits. The area surrounding the Property is well-developed, with various retail centers as well as single-family residences. The Property is located approximately two miles from the city's central business district, and is convenient to employment centers, shops and restaurants located there. The Property is also near two major shopping centers, Asheville Mall and Biltmore Square Mall.

         DESCRIPTION OF THE PROPERTY. The Property consists of 168 garden-style and townhouse-style apartments in 25 two-story buildings and one two-story house located on approximately 17 acres of land. The Property was constructed in 1951.

     The Company believes that the Property is generally in good condition. However, approximately $336,000 has been budgeted by the Company for repairs and improvements, including construction of an outdoor swimming pool, conversion of the two-story Victorian house on site (which currently contains two apartment units) into a clubhouse, exterior painting and siding replacement, landscaping and interior upgrades.

         The Property offers six unit types. The unit mix and rents currently being charged new tenants as of June 1998 are as follows:


                                                     APPROXIMATE INTERIOR     MONTHLY
 QUANTITY*                    TYPE                      SQUARE FOOTAGE        RENTAL
-----------   -----------------------------------   ----------------------   --------
      8       One bedroom, one bathroom                        760             $500
      4       One bedroom, one bathroom (TH)                   760              515
     62       Two bedrooms, one bathroom                       816              540
     74       Two bedrooms, one bathroom (TH)                  912              550
     12       Three bedrooms, one bathroom (TH)              1,038              615
      6       Three bedrooms, two bathrooms                  1,200              630


* At the time of purchase by the Company, the Property included a two-story house with two apartment units. As indicated above, the Company expects to convert the two-story house into a clubhouse, and these two apartment units will cease to exist.

         The apartments provide a combined total of approximately 147,000 square feet of net rentable area

         Currently, the Property does not have standard common-area amenities, although, as noted above, the Company plans to construct a swimming pool at the Property and to convert an existing two-story house into a clubhouse and amenity center.

         Leases at the Property generally are for terms of one year or less. Average rental rates for the past five years have generally been constant or increasing. As an example, a two-bedroom, one-bathroom apartment unit (816 square feet) rented for $350 in 1993, $375 in 1994, $375 in 1995, $375 in 1996,
and $480 in 1997. The average effective annual rental per square foot at the Property for 1993, 1994, 1995, 1996, and 1997 was $4.84, $5.18, $5.18, $5.18,
and $6.63, respectively.

         The buildings are wood frame construction over crawl spaces. Exteriors have brick veneer and a combination of painted hardboard lap siding, painted cementitious-type siding and painted T-111 siding. There are sloped gabled roofs covered with asphalt shingles.

         All apartment units have hardwood floors in the living areas, and tile floors in the kitchen and baths. Each apartment unit has a cable television hook-up and an individually controlled heating and air conditioning unit. Each apartment unit also has miniblinds and full-sized washer/dryer connections. Each kitchen is equipped with a refrigerator/freezer, electric range and oven, dishwasher and garbage disposal. The owner of the Property supplies cold water, sewer service and trash removal. The tenants pay for their gas usage, which includes heat (in all units) and hot water in garden units, and for their electricity usage, which includes air-conditioning, cooking, lights and hot water in townhouse units.

          There are at least three apartment properties in the area that compete with the Property. All offer similar amenities and have rents that are generally comparable to those of the Property. Based on a recent telephone survey, the Company estimates that occupancy in nearby competing projects averaged approximately 91% at May 31, 1998.

          According to information provided by the seller, physical occupancy at the Property averaged approximately 90% in 1993, 90% in 1994, 75% in 1995, 70% in 1996, and 80% in 1997. On May 31, 1998, the Property was 90% occupied. The current residents at the Property are employed in a variety of white-collar and blue-collar jobs, and there are also student residents and retired persons.

     The 1997 real estate tax rate applicable to the Property was $1.51 per $100 of assessed value, and the real estate taxes for 1997 were calculated to be $44,208. The assessed value was $2,927,700. The basis of the depreciable residential real property portion of the Property (currently estimated at about $4,187,566) will be depreciated over 27.5 years on a straight-line basis. The basis of the personal property portion will be depreciated in accordance with the modified accelerated cost recovery system of the Code. Amounts to be spent by the Company on repairs and improvements will be treated for tax purposes as permitted by the Code based on the nature of the expenditures.

     The Company believes that the Property is and will continue to be adequately covered by property and liability insurance.

     MATERIAL  FACTORS  CONSIDERED  IN  ASSESSING  THE  PROPERTY.   The  factors
considered by the Company to be relevant in evaluating the Property for acquisition by the Company included the following:

             1. The Company believes that the Asheville, North Carolina area will enjoy continued economic development and steady population increase, and that such development and increase will support stable occupancy rates and reasonable increases in rents at the Property.

             2. Based upon an engineering report and its own inspections, the Company believes that the Property is generally in sound condition.

             3. The Property is conveniently located and proximate to major employers and shopping.

             4. The Company is familiar with the Asheville, North Carolina rental market.

     The Company is not aware of any material adverse factors relating to the Property not set forth in this report that would cause the financial information contained in this report not to be necessarily indicative of future operating results.